SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras success in suit against insurance companies in the United States

( Rio de Janeiro , May 24, 2004 ). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that on May 20, 2004 the US Appeals Court in New York, issued a ruling partially in favor of Petrobras/Brasoil in the suits issued by the United States Insurers, Fidelity & Guaranty Company and American Home Assurance Company (“Sureties”). Since 1997, when legal action was begun, the “Sureties” had been attempting to obtain a decision from the courts exempting them from honoring claims for losses caused to Petrobras/Brasoil by the consortia made up of Verolme Ishibras (IVI) and Sade Vigesa S.A., in the case of the P-19 unit, and Indústrias Verolme Ishibras (IVI) , Sade Vigesa S.A and Internacional de Engenharia S.A. (IESA), in the case of P31 (Consortia). This reimbursement for losses was covered by Performance Bonds issued by the “Sureties” to guarantee compliance with the Consortia's contractual liabilities in the construction of the above FPSO units.

The US Appeals Court judges confirmed the ruling of the New York South District Federal Court Judge, John Koeltl with respect to the Insurers responsibility under the insurance policies.

The Performance Bonds issued to cover losses from the Consortia's non-performance were not honored at the time by the Insurers, alleging interference by Petrobras/Brasoil in the execution of the contract. Petrobras/Brasoil was obliged to inject further resources to complete the work and issued a suit against the Consortia and the Insurers in the Brazilian courts while the Insurers sought to avoid paying out on the guarantees through court action taken in the United States.

The estimated amount due from the legal ruling is in the region of US$245 million excluding interest payable from July 2002 in favor of Petrobras/Brasoil.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.